SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             PRICE ENTERPRISES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    741444103
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                                 (CUSIP Number)
                                                    with a copy to:
Jeffrey S. Halis                                    Eli S. Goldberg, Esq.
500 Park Avenue                                     Lowenstein, Sandler, Kohl,
Fifth Floor                                         Fisher & Boylan, P.A.
New York, New York  10022                           65 Livingston Avenue
(212) 486-4794                                      Roseland, New Jersey  07068
                                                    (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                          Jeffrey S. Halis ###-##-####

________________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See Instructions):
   (a)              Not
   (b)              Applicable
________________________________________________________________________________
3) SEC Use Only

________________________________________________________________________________
4) Source of Funds (See Instructions):  WC

________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6) Citizenship or Place of Organization:

                                  United States
________________________________________________________________________________
Number of                     7) Sole Voting Power:                1,112,900*
Shares Beneficially              --------------------------------------------
Owned by                      8) Shared Voting Power:                      0
Each Reporting                   -------------------------------------------
Person With:                  9) Sole Dispositive Power:           1,112,900*
                                 --------------------------------------------
                             10) Shared Dispositive Power:                 0
                                 -------------------------------------------

________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,112,900*

________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                       Not Applicable

________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row
                 (11):      4.8%*

________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN

___________________

* 861,200 shares (3.7%) of Price Enterprises, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 194,800 shares (0.8%) of Price Enterprises, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 56,900 shares (0.2%) of Price Enterprises, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.  Security and Issuer.

            This statement relates to the common stock, par value $0.0001 per share, of Price Enterprises, Inc., whose principal executive offices are located at 4649 Morena Boulevard, San Diego, California 92117.

Item 2.  Identity and Background.

     The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P. are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.


     All funds used to purchase shares of common stock of Price Enterprises, Inc. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Price Enterprises, Inc. on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of Price Enterprises, Inc. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P.

Item 4. Purpose of  Transaction.

The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Tyndall Institutional Partners, L.P. Jeffrey Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     As of March 11, 1997, Jeffrey Halis ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of common stock of Price Enterprises, Inc.

     Based upon the information set forth in Price Enterprises, Inc. Quarterly Report on Form 10-Q for the period ended March 16, 1997, as of April 21, 1997 there were issued and outstanding 23,347,454 shares of common stock of Price Enterprises, Inc. As of July 3, 1997, Tyndall Partners, L.P. owned 861,200 of such shares, or 3.7% of those outstanding, Tyndall Institutional Partners, L.P. owned 194,800 of such shares, or 0.8% of those outstanding and Madison Avenue Partners, L.P. owned 56,900 of such shares, or 0.2% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Price Enterprises, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P. The following table details the transaction by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P. in shares of common stock of Price Enterprises, Inc. during the sixty days preceding the date of event which requires filing of this statement (which was effected in an ordinary brokers transaction):

                     A. Tyndall Institutional Partners, L.P.

    Date                            Quantity                          Price

                                   (Purchases)

    July 3, 1997                      2,000                           $21.25

                                     (Sales)

                                      NONE

                            B. Tyndall Partners, L.P.

    Date                             Quantity                        Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE


                        C. Madison Avenue Partners, L.P.

   Date                              Quantity                       Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Price Enterprises, Inc. between Jeffrey S. Halis and any person or entity.

Item 7.   Material to be Filed as Exhibits.

                  Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                          July 17, 1997


                               -----------------------------------------------
                               Jeffrey  S.  Halis,    individually and    as  a
                               general partner of Halo Capital Partners, L.P., the general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).